

North - South Section
South
North
100m
200m
300m
400m
500m
600m
700m
800m
900m
F2 Zone
Highlights
24.4 g/t Gold over 17.0 metres
42.4 g/t Gold over 11.0 metres
28.7 g/t gold over 15.5 metres
NPZ Zone
Highlights
34.14 g/t Gold over 1.0 metres
10.59 g/t Gold over 1.57 metres
28.07 g/t Gold over 0.90 metres
Titan24 Chargeability Anomaly
No Drill Holes
North - South Section through F2 Zone showing extensive Titan24 chargeability anomaly (60mrad contour) and previous drilling (Section From-To : 125m)
Existing underground workings projected on to section (Horizontal projection of 375m)
See July 30, 2007 PR for review of NPZ results.
Note : The Titan24 anomaly defines areas of exploration potential and is not necessarily related to gold grades observed to date.
Anomaly open at depth
200 metres
Viewed towards the West

Figure 2: TITAN 24 Chargeability Anomaly